Exhibit 21.1
SUBSIDIARIES

Langer, Inc., a Delaware corporation, owns 100% of the outstanding capital stock of each of the following corporations:

1.	Langer Canada Inc., a New Brunswick (Canada) corporation.

Langer  Canada Inc., owns 100% of the outstanding capital stock of Bi-Op Laboratories Inc., a Quebec (Canada) corporation.

2.	Langer Distribution Services, Inc., a Delaware corporation (formerly known as GoodFoot Acquisition Co.).

3.	Langer (UK) Limited, an English limited liability company (formerly known as Langer Biomechanics Group (UK) Limited).

4.	Langer Professional Services, Inc., a Delaware corporation.

5.	Regal Medical, Inc., a Delaware corporation (formerly known as Regal Acquisition Co.) (January 8, 2007).

6.	Silipos, Inc., a Delaware corporation.

Silipos, Inc., owns 100% of the outstanding capital stock of Silipos (UK), Ltd., an English limited liability company.

7.	Twincraft, Inc., a Vermont corporation (January 23, 2007).